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                                                                    EXHIBIT 99.1


                SIFY'S SOFTWARE SERVICES BUSINESS PROPOSED TO BE
             DIVESTED TO SATYAM COMPUTER SERVICES LIMITED FOR CASH.

            DIVESTMENT NOT EXPECTED TO HAVE ADVERSE IMPACT ON SIFY'S
                        EBIDTA AND PATH TO PROFITABILITY


CHENNAI, INDIA, 24TH OCTOBER 2001 : Satyam Infoway Limited (Nasdaq National
Market: "SIFY"), India's premier Internet and E-Commerce company today announced its proposal to divest its software IT services business to Satyam Computer Services Limited.

Satyam Computer Services Limited (NYSE: "SAY") today announced its financial results for the July-September 2001 quarter. As part of that announcement, Satyam Computers also announced its intention to seek to divest its current stake in SIFY with the objective that Satyam Computers will become a pure play in software services and SIFY a pure play in Internet services. As part of that process, SIFY has proposed the sale of its software services business, which principally involves web services, to Satyam Computers for a fair value to be determined subject to due processes of SIFY's Board and Shareholders' approval. The software services business covers IT services in India, Australia and USA and represents about 20% of SIFY's turnover last quarter.

"The acquisition by SCSL will ensure that SIFY's software services' customers in India, Australia and USA will get high quality continuity of services. It is expected that the sale of the software services business will not have adverse impact on SIFY's EBITDA levels and it's path to profitability", said Mr R. Ramaraj, Managing Director & Chief Executive Officer of Satyam Infoway Limited.

SIFY will continue to focus and pursue growth in the broad range of profitable Corporate Internet Services including Networking Services, Hosting Services, Managed Services, Virtual Private Networks, Premium Bandwidth, etc. and continue to offer and front-end its customers' end-to-end service requirements.

As part of its announcement, Satyam Computers also stated that, "SIFY has done well in building up the Internet business in India. Over the last four quarters it has managed to grow the top line revenue, command leadership in core businesses, cut down losses significantly and reduce cash burn rapidly in its path to profitability." The Satyam Computers announcement went on to state, "Given SIFY's firm progress towards cash profits and cash generation, given the sizeable cash balance it has versus the rapidly falling cash burn rate, given the prospects of further raising cash by divestment of its software services business, SIFY is highly unlikely to need further cash injection by promoters."


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of
Section 27-A of Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended. The forward looking statements contained in this press release include, but are not limited to, comments regarding the prospect for further growth in the Company's business, trends in the various business segments, that ability of Sify to reach profitable operations and fund its capital needs, and the ability of Sify to capitalize on the new initiatives described herein. The forward looking statements contained herein are subject to certain risks and uncertainties that

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could cause actual results to differ materially from those reflected in the forward looking statements.

Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify's business, please see the discussion under the caption "Risks Related to Our Business" in Sify's Report on Form 6-K for the fiscal quarter ended June 30, 2001 which has been filed with the Securities and Exchange Commission and the other reports it files with the SEC from time to time. These filings are available at www.sec.gov.

For further information please contact:

In India:
Mr. David Appasamy,
Corporate Communications Satyam Infoway Limited
Phone: (+91 44) 254 0770 Extension 2013
email: david_appasamy@satyam-infoway.com

In the U.S.:
Mr. Can Onen,
The Anne McBride Company,
Phone: (212) 983 1702
email: conen@annemcbride.com

Corporate Website: www.sifycorp.com


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